UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Limbach Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

53263P 105

 (CUSIP Number)

1347 Investors LLC

150 Pierce Road, 6th Floor

Itasca, IL 60143

(847) 700-8064

Copy to:

Joel L. Rubinstein

Elliott M. Smith

Winston & Strawn LLP

200 Park Avenue

New York, New York 10166

(212) 294-6700

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 12, 2018

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 53263P 105
1	NAME OF REPORTING PERSONS 1347 Investors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,017,099(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,017,099 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,017,099 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.1%
14.	TYPE OF REPORTING PERSON OO

(1) Includes 673,584 shares of Common Stock underlying convertible securities.

CUSIP No. 53263P 105
1	NAME OF REPORTING PERSONS Larry G. Swets, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,000
	8	SHARED VOTING POWER 3,017,099 (1)(2)
	9	SOLE DISPOSITIVE POWER 10,000
	10	SHARED DISPOSITIVE POWER 3,017,099 (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,027,099 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.2%
14.	TYPE OF REPORTING PERSON IN

(1) The reporting person disclaims beneficial ownership of 3,017,099 of such shares.

(2) Includes 673,584 shares of Common Stock underlying convertible securities.

CUSIP No. 53263P 105
1	NAME OF REPORTING PERSONS D. Kyle Cerminara
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,017,099 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,029,779 (1)(2)(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,029,779 (1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.3%
14.	TYPE OF REPORTING PERSON IN

(1) The reporting person disclaims beneficial ownership of the shares.

(2) Includes 673,584 shares of Common Stock underlying convertible securities.

(3) 12,680 of such shares are held in the customer accounts of CWA Asset Management Group, LLC (doing business as “Capital Wealth Advisors”) (“CWA”). Fundamental Global Investors, LLC owns 50% of CWA. Mr. D. Kyle Cerminara is the Chief Executive Officer, Partner and Manager of Fundamental Global Investors, LLC. Mr. Cerminara also serves as Co-Chief Investment Officer of CWA. CWA, in its role as investment advisor for customer accounts, Fundamental Global Investors, LLC, as a 50% owner of CWA, and Mr. Cerminara, as manager of CWA, may each be deemed to beneficially own the number of shares held in CWA’s customer accounts. Each of Fundamental Global Investors, LLC and Mr. Cerminara expressly disclaims such beneficial ownership.

END OF COVER PAGES

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) amends, where indicated, the statement on Schedule 13D relating to the common stock, $0.0001 par value per share (the “Common Stock”) of Limbach Holdings, Inc., a Delaware corporation (the “Issuer”), filed by 1347 Investors LLC (“1347 Investors”), Larry G. Swets, Jr. and D. Kyle Cerminara and (together, the “Reporting Persons”) with the U.S. Securities and Exchange Commission on July 31, 2014 (the “Initial Schedule”), as amended by the Amendment No. 1 to Schedule 13D filed on February 25, 2015 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed on August 5, 2016 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed on July 25, 2017 (“Amendment No. 3”) and Amendment No. 4 to Schedule 13D filed on December 13, 2017 (“Amendment No. 4” and, together with the Initial Schedule, Amendment No. 1, Amendment No. 2 and Amendment No. 3, the “Schedule 13D”).

This Amendment No. 5 is being made to reflect changes in beneficial ownership as a result of the transaction described in Item 4 below. Except as otherwise set forth herein, this Amendment No. 5 does not modify any of the information previously reported by the Reporting Persons on the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

Item 4.	Purpose of the Transaction.

On July 14, 2017, the Issuer entered into a preferred stock repurchase agreement (the “Preferred Stock Repurchase Agreement”) with 1347 Investors pursuant to which (a) the Issuer purchased from 1347 Investors a total of 120,000 shares of the Issuer’s Class A Preferred Stock, par value $0.0001 per share (the “Preferred Stock”), for an aggregate sum of approximately $4,092,153 in cash, (b) for a period of six months after such repurchase, the Issuer had the right to repurchase from 1347 Investors in one or more transactions all or a portion of the remaining 280,000 shares of Preferred Stock owned by 1347 Investors for a purchase price equal to 130% of the liquidation value per share plus 130% of any and all accrued but unpaid dividends thereon as of the date of closing of the purchase of such shares and (c) 1347 Investors would not, with respect to the 509,500 shares of common stock held in escrow pursuant to its lock-up arrangement that expired on July 20, 2017, sell or otherwise transfer such shares of common stock during the period from such expiration and ending on October 20, 2017.

On January 12, 2018, the Issuer exercised its right, pursuant to the Preferred Stock Repurchase Agreement, to purchase the remaining 280,000 shares of Preferred Stock owned by 1347 Investors for $9,100,000 in cash and paid 1347 Investors $874,548.29 in accrued and unpaid dividends upon closing.

The foregoing description of the Preferred Stock Repurchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text thereof, which was included as Exhibit 1 to Amendment No. 3 and is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a) and (b) The information contained on the cover pages to this Amendment No. 5 is incorporated herein by reference.

(c) Except for the transaction described in Item 4 of this Amendment No. 5 and as set forth in Item 5 of Amendment No. 4, the Reporting Persons have not engaged in any transaction during the past 60 days involving shares of the Common Stock.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer.

The information set forth in Items 4 and 5 hereof is hereby incorporated by reference into this Item 6, as applicable.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2018

1347 INVESTORS LLC

/s/ Larry G. Swets, Jr.
Larry G. Swets, Jr.
Manager

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

/s/ Larry G. Swets, Jr.
Larry G. Swets, Jr., individually

/s/ D. Kyle Cerminara
D. Kyle Cerminara, individually